Independent BancShares, Inc.

July 19, 2006

VIA FACSIMILE: (202) 722-9210

Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 0408
Washington, D.C. 20549-4561
Attn: Jonathan E. Gottlieb

RE:  Registration Statement on Form 10-SB, Amendment No. 3 (File No. 000-51920)

Ladies and Gentlemen:

             With respect to the above-referenced Registration Statement on Form 10-SB of Independent BancShares, Inc. (the "Company"), it is hereby confirmed that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             In addition, with respect to the above-referenced Registration Statement on Form 10-SB of the Company, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Securities Act"), we hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will become effective at 10:00 a.m., Washington, D.C., time, on Tuesday, July 25, 2006, or as soon thereafter as possible.

             In this connection, it is acknowledged that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

  this written request for acceleration of the effective date of the registration statement is a confirmation of the fact that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act of 1934 as they relate to the proposed registration of the securities specified in the above-captioned registration statement.

Very truly yours

/S/ Mark A. Imes

Mark A. Imes
President and Chief Executive Officer

cc: Mark Webb, Legal Branch Chief
SEC, Division of Corporate Finance
100 F. Street, N.E., Mail Stop 0408
Washington, D. C. 20549-4561

Daniel D. Dinur, Esq. (via Fax: 770/395-3171)

60 S.W. 17th Street * P. O. Box 2900 * Ocala, Florida 34478 * (352) 622-2377